Exhibit 99.2

©2023 Kornit Digital. All rights reserved. KORNIT DIGITAL (NASDAQ: KRNT) Second Quarter 2023 Earnings Conference Call Supporting Slides August 9, 2023

ON TODAY’S CALL Ronen Samuel CEO Lauri Hanover CFO Amir Shaked Mandel Andrew Backman EVP Corp Dev Global Head of IR 2 ©2023 Kornit Digital. All rights reserved.

SAFE HARBOR 3 ©2023 Kornit Digital. All rights reserved. This presentation contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U . S . securities laws . Forward - looking statements are characterized by the use of forward - looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words . These forward - looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future . Forward - looking statements are not guarantees of future performance and are subject to risks and uncertainties . The Company has based these forward - looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate . Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward - looking statements include, among other things : the duration and severity of current adverse macro - economic headwinds being caused by inflationary pressures, rising interest rates, and supply chain delays, which have been impacting, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers ; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products ; the extent of the Company’s ability to consummate sales to large accounts with multi - system delivery plans ; the degree of the Company’s ability to fill orders for its systems ; the extent of the Company’s ability to increase sales of its systems, ink and consumables ; the extent of the Company’s ability to leverage its global infrastructure build - out ; the development of the market for digital textile printing ; the availability of alternative ink ; competition ; sales concentration ; changes to the Company’s relationships with suppliers ; the extent of the Company’s success in marketing ; and those additional factors referred to under “Risk Factors” in Item 3 . D of the Company’s Annual Report on Form 20 - F for the year ended December 31 , 2022 , filed with the SEC on March 30 , 2023 . Any forward - looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law . In addition to U . S . GAAP financials, this presentation includes certain non - GAAP financial measures . These non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U . S . GAAP . Please see the reconciliation table that appears among the financial tables in our earnings release being issued today, which earnings release is attached as Exhibit 99 . 1 to our report of foreign private issuer on Form 6 - K being furnished to the SEC today, which reconciliation table is incorporated by reference in this presentation . This presentation contains statistical data that we obtained from industry publications and reports generated by third parties . Although we believe that the publications and reports are reliable, we have not independently verified this statistical data . Kornit, Kornit Digital, the K logo, and NeoPigment are trademarks of Kornit Digital Ltd . All other trademarks are the property of their respective owners and are used for reference purposes only . Such use should not be construed as an endorsement of our products or services .

BUSINESS HIGHLIGHTS 4 ©2023 Kornit Digital. All rights reserved. Ronen Samuel Chief Executive Officer

SECOND QUARTER - RECAP 5 ©2023 Kornit Digital. All rights reserved. • Total second quarter revenues of $56.2 million, in line with guidance provided in May • As a reminder, revenues include the impact from the fair value of issued warrants • Impressions grew at a double - digit pace year - over - year for the second consecutive quarter; steady improvement in capacity utilization • Consumables revenue grew at a strong double - digit rate across our customer segments, including key strategic accounts, and throughout all operating regions • So far in 3Q23 impressions growth on pace to increase at a double - digit rate year - over - year; providing confidence in solid consumables growth for 2H23

SECOND QUARTER – RECAP (CONT) 6 ©2023 Kornit Digital. All rights reserved. • Strong quarter of services growth due in - part to our MAX upgrades • Anticipate additional MAX upgrade orders in 2H23 and throughout 2024 • System sales volumes remained soft on continued challenges in capital equipment spending • Customized design customers continue to work through excess capacity • Expecting continued softness in system sales volumes in the short - term

MAKING PROGRESS ON STRATEGIC ACTIONS 7 ©2023 Kornit Digital. All rights reserved. • Implemented strategic measures to attract new customers including brands, retailers, and digital platforms • Targeting new growth regions within key textile production hubs to establish a healthy pipeline for 2024 and beyond • Taken various actions to increase efficiencies throughout operations • Currently expect to approach breakeven on an adjusted EBITDA basis for 4Q23 • Based on a mid - $60 million quarterly revenue run - rate and a more favorable mix of higher - margin consumables and quarterly OpEx in the low to mid - $30 million range • Aiming to deliver profitable growth for the full year 2024

HIGHLY SUCCESSFUL ITMA – MILAN, ITALY 8 ©2023 Kornit Digital. All rights reserved. • Very high customer engagements, with new customers from key textile regions such as India, China, Turkey, Morocco, and LATAM (Argentina, Brazil, and Mexico) • Met with hundreds of customers and prospects, very favorable feedback on our portfolio • Secured a high number of quality leads and sales orders for both direct - to - fabric and direct - to - garment systems • Signed one of the top textile manufacturers in India, opening a new market that has the potential to meaningfully grow over the next several years • Approximately 60% of deals signed from net new customers; providing healthy pipeline for 2024 and beyond

Apollo

APOLLO DEBUTS AT ITMA

- Successfully unveiled Apollo, with significantly positive feedback and receptivity for new high-throughput system
- Secured several new orders; expect to recognize revenues 1Q24
- Focused on building substantial backlog for full year 2024
- Installed first Apollo beta system in 2Q23 in the U.S.
- In process of installing a second beta system
- Apollo platform has potential to provide ~$1m of annual consumables and services revenue at high-utilization rates

9 ©2023 Kornit Digital. All rights reserved.

FIRST HALF 2023 PROGRESS 10 ©2023 Kornit Digital. All rights reserved. • Built a solid foundation for future growth • Long - term growth drivers remain firmly intact; strategy and vision reinforced at ITMA • Successful introduction of new technologies and solutions • MAX platform well received by the market, becoming the new standard • Kornit's quality of prints, XDi capabilities, and ability to sustainably print white on dark fabrics have opened new markets and driven increased customer interest and engagements • Continue to diversify business and bolster pipeline • Materially adjusted cost structure and operations, reallocated resources to further enable growth engines • Successfully launching the Apollo • Capitalizing on growth opportunities in new markets for our direct - to - fabric business with Presto MAX Remain confident that Kornit's strategy, product roadmap, and solid balance sheet position us well to generate meaningful, long - term growth

FINANCIAL HIGHLIGHTS 11 ©2023 Kornit Digital. All rights reserved. Lauri Hanover Chief Financial Officer

REVENUES • 2Q23 revenues of $56.2 million in line with the guidance range of $54 million to $59 million provided in May • Both consumables and services revenues grew strong double - digits year - over - year • Lower system sales drove the year - over - year decline in total revenues 12 ©2023 Kornit Digital. All rights reserved.

REGIONAL OVERVIEW • Americas: • Growth attributable to a double - digit increase in consumables revenue across strategic accounts • Strong quarter of services growth contribution due mainly to MAX upgrades • EMEA: • Consumables revenue growth robust due to a larger installed base and increased usage • Decline driven by lower system sales, as customers continued to encounter financing challenges • Continue to explore ways to support qualified buyers to secure financing, including third - party financing partners • Asia Pacific: • Healthy consumables and services growth • Continue to develop a meaningful pipeline of long - term growth opportunities, especially in key textile producing countries such as India and China 13 ©2023 Kornit Digital. All rights reserved.

GROSS MARGINS 14 ©2023 Kornit Digital. All rights reserved. • 2Q23 Non - GAAP gross margin 36.1% compared with 38.6% in 2Q22 and 30.2% in 1Q23 • Lower system sales volumes drove the year - over - year decline • Higher - margin consumables grew nicely • Profitability of services meaningfully improved • Expect gross margin improvement through the balance of this year given consumables as a percentage of sales progressively higher in the third and fourth quarters

OPERATING EXPENSES 15 ©2023 Kornit Digital. All rights reserved. • 2Q23 Non - GAAP Operating Expenses: $34.1 million, down from $40.7 million in 2Q22 • The year - over - year decrease of ~16% reflects: • Impact of our previously completed workforce reductions • Lower marketing spend Non - GAAP Operating Expenses $ in millions Q2 2022 Q2 2023 $12.8 $11.3 Research & Development $19.3 $16.1 Sales & Marketing $8.6 $6.7 General & Administrative $40.7 $34.1 Total Operating Expenses

P&L KPI’S 16 ©2023 Kornit Digital. All rights reserved. Q2 2022 Q2 2023 ($18.3) ($13.8) Non - GAAP Operating Loss ($15.7) ($10.7) Adjusted EBITDA Loss ($15.6) ($7.4) Non - GAAP Net Loss ($0.31) ($0.15) Non - GAAP Diluted EPS ($19.5) ($14.3) GAAP Net Loss ($0.39) ($0.29) GAAP Diluted EPS $ in millions, except per share amounts

BALANCE SHEET AND CASH FLOW 17 ©2023 Kornit Digital. All rights reserved. • Cash balances, including bank deposits and marketable securities, ~$592 million at quarter end • 2Q23 cash used in operating activities: ~$15.5 million • Receivables increased ~$11.2 million from 1Q23 • Inventories decreased ~$4.5 million from 1Q23 • Trade payables decreased ~$0.2 million from 1Q23 Q2 2022 Q1 2023 Q2 2023 $704.6 $623.9 $591.7 Cash, Deposits & Marketable Securities $60.5 $73.0 $84.2 Accounts Receivables $89.6 $92.7 $88.2 Inventory $30.8 $11.8 $11.6 Trade Payables

SHARE REPURCHASE PROGRAM UPDATE

- Repurchased ~938 thousand shares for ~$21.8 million at an average price of ~$23.20 per share since the beginning of 2023
- Initial court approved period for share repurchases of up to $75 million expired June 15th
- Applied for and received new approval from Israeli court covering an additional six-months
- Given strong balance sheet, opportunistic share repurchases will not impact ability to execute on growth initiatives

18 ©2023 Kornit Digital. All rights reserved.

Kornit Digital
bonding matters

THIRD QUARTER 2023 GUIDANCE 19 ©2023 Kornit Digital. All rights reserved. • Revenues: • Expect third quarter revenues to be in range of $58 million to $62 million, net of warrants impact • Adjusted EBITDA Margins: • Expect third quarter Adjusted EBITDA margins in range of - 6% to - 13% of revenue, net of warrants impact • Currently expect to approach breakeven on an adjusted EBITDA basis for the fourth quarter of 2023

©2023 Kornit Digital. All rights reserved. $ 141,429 $ 103,977 $ 58,136 $ 56,199 GAAP Revenues (24,673) (33,256) (19,476) (14,325) GAAP Net Loss (1,008) 624 (1,099) 430 Taxes on income (6,123) (12,422) (4,324) (7,018) Financial income 10,779 11,795 5,481 6,550 Share - based compensation 1,209 1,186 790 575 Intangible assets amortization 512 - - - Acquisition related expenses 369 - 369 - Excess cost of product on acquired inventory - 295 - - Restructuring expenses (18,935) (31,778) (18,259) (13,788) Non - GAAP Operating Loss 4,693 6,341 2,532 3,079 Depreciation $ (14,242) $ (25,437) $ (15,727) $ (10,709) Adjusted EBITDA KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA (U.S. dollars in thousands, except share and per share data) Three Months Ended June 30, 2023 2022 (Unaudited) Six Months Ended June 30, 2023 2022 (Unaudited)

©2023 Kornit Digital. All rights reserved. TNX